Exhibit 4.11
DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2025, WESCO International, Inc. (“Wesco,” “we,” “us,” and “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, $0.01 par value per share. The following description of the material terms of our common stock is a summary only and does not purport to be complete. It is subject to and qualified in its entirety by express reference to our Restated Certificate of Incorporation, dated July 16, 2025 (the “Certificate of Incorporation”) and our amended and restated bylaws, dated July 16, 2025 (the “Bylaws”), each of which is filed as an exhibit to this Annual Report on Form 10-K and is incorporated by reference herein. We encourage you to read our Certificate of Incorporation, our Bylaws, and the applicable provisions of the Delaware General Corporation Law (“DGCL”) for additional information.

DESCRIPTION OF COMMON STOCK

Authorized Capital Stock
Under the Certificate of Incorporation, our authorized capital stock consists of 210,000,000 shares of common stock, $0.01 par value per share, 20,000,000 shares of Class B nonvoting convertible common stock, $0.01 par value per share, and 20,000,000 shares of preferred stock, $0.01 par value per share. As of February 12, 2026, no shares of Class B common stock and no shares of preferred stock are issued and outstanding. All outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable.
Voting Rights
Holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative rights, so that holders of a majority of the shares of the common stock present at a meeting at which a quorum is present are able to elect all of the directors eligible for election in a given year. The holders of a majority of the voting power of the issued and outstanding common stock constitute a quorum.
Dividend Rights
When and as dividends are declared by Wesco’s board of directors (“Board”), whether such dividends are payable in cash, property or securities, the holders of our common stock and the holders of our Class B common stock will be entitled to share ratably in such dividends. If dividends are declared which are payable in shares of common stock or shares of Class B common stock, the dividends payable in shares of common stock will be payable to holders of common stock, and the dividends payable in shares of Class B common stock will be payable to the holders of Class B common stock. Our Board may declare dividends at any regular or special meeting of the Board out of funds legally available therefor, subject to the preferential rights of any holder of preferred stock that may from time to time be outstanding.

Listing
Our common stock is listed on the New York Stock Exchange under the symbol “WCC.”
Transfer Agent and Registrar
The transfer agent and registrar for WESCO common stock is Computershare Trust Company.

Exhibit 4.11

Preferred Stock
As noted above, the rights, preferences, and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Our Board is authorized to provide by resolution or resolutions from time to time for the issue of preferred stock in one or more series, the shares of each of which series may have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereon, as is permitted under the DGCL and as is stated in the resolution or resolutions providing for the issue of such stock adopted by the Board pursuant to the authority expressly vested in the Board.
Depending upon the terms of the preferred stock established by the Board, any or all series of preferred stock could have preferences over the common stock and Class B common stock with respect to dividends and other distributions and upon liquidation or could have voting or conversion rights that could adversely affect the holders of the outstanding common stock.
Dividend Rights. The preferred stock will be preferred over the common stock and the Class B common stock as to payment of dividends. Before any dividends or distributions (other than dividends or distributions payable in common stock) on the common stock will be declared and set apart for payment or paid, the holders of shares of each series of preferred stock will be entitled to receive dividends when, as and if declared by our Board. Wesco will pay those dividends either in cash, shares of common stock or preferred stock or otherwise, at the rate and on the date or dates set forth in the applicable terms of the series of preferred stock. With respect to each series of preferred stock, the dividends on each share of the series will be cumulative from the date of issue of the share unless another date is set forth in the applicable terms of the series of preferred stock. Accruals of dividends will not bear interest.
Rights Upon Liquidation. The preferred stock will be preferred over the common stock and the Class B common stock as to assets so that the holders of each series of preferred stock will be entitled to be paid, upon Wesco’s voluntary or involuntary liquidation, dissolution or winding up and before any distribution is made to the holders of such common stock, the amount set forth in the applicable terms of the series of preferred stock. However, in this case the holders of preferred stock will not be entitled to any other or further payment. If upon any liquidation, dissolution or winding up our net assets are insufficient to permit the payment in full of the respective amounts to which the holders of all outstanding preferred stock are entitled, our entire remaining net assets will be distributed among the holders of each series of preferred stock in amounts proportional to the full amounts to which the holders of each series are entitled.
Redemption. All shares of any series of preferred stock will be redeemable to the extent set forth in the applicable terms of the series of preferred stock. All shares of any series of preferred stock will be convertible into shares of common stock or into shares of any other series of preferred stock to the extent set forth in the applicable terms of the series of preferred stock.
Voting Rights. Except as indicated in the applicable terms of the series of preferred stock, the holders of preferred stock will be entitled to one vote for each share of preferred stock held by them on all matters properly presented to stockholders. The holders of the common stock, Class B common stock (if the Class B common stock is entitled to vote by applicable law) and the holders of all series of preferred stock will vote together as one class.